FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of January, 2003

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

                 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X          Form:40-F_______
               -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.'S ("RADCOM") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250, 333-13254, 333-13252, 333-13236),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OF FURNISHED.


                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which is attached hereto and incorporated by reference herein:

1. Press Release: Radcom reports results for the fourth quarter and full year of 2002. Dated January 27, 2003.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Radcom Limited
                                                   (Registrant)

Dated: February 9, 2003                           By: David Zigdon
                                                  ----------------
                                                  David Zigdon
                                                  Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

10.1 Press Release: Radcom reports results for the fourth quarter and full year of 2002. Dated January 27, 2003.

                                  EXHIBIT 10.1





Contacts:

RADCOM                                      KCSA
David Zigdon, CFO                           Lee Roth/Evan Smith, CFA
(972) 3-6455004                             (212) 896-1209/ (212) 896-1251
davidz@radcom.com                           lroth@kcsa.com/esmith@kcsa.com


                                                         FOR IMMEDIATE RELEASE

                  RADCOM REPORTS RESULTS FOR THE FOURTH QUARTER
                              AND FULL YEAR OF 2002

               Another Sequential Increase in Quarterly Revenues;
                         "Performer" Momentum Building


         TEL-AVIV,  Israel--January  27, 2003-- RADCOM Ltd.  (RADCOM)  (NASDAQ:
RDCM) today announced financial results for the fourth quarter and full year ended December 31, 2002.

Results of the Fourth Quarter
         Revenues for the fourth quarter of 2002 were $3,587,000, a sequential increase of 2.4% as compared to $3,502,000 for the third quarter of 2002. Revenues for the fourth quarter of 2001 were $5,221,000.

          Gross Margin for the fourth quarter was 64%, compared to 66% for the third quarter of 2002, and 62% for the fourth quarter of 2001. The decrease in gross margin was the result of a change in the mix of products sold during the quarter.

         General and Administrative expenses for the fourth quarter included a provision for bad debt of approximately $300,000 related to the bankruptcy of the Company's distributor in Canada.

         Net loss for the fourth quarter of 2002 was $(1,085,000), or $(0.10) per ordinary share, compared to $(852,000), or $(0.08) per ordinary share for the third quarter of 2002, and $(1,279,000), or $(0.12) per ordinary share for the fourth quarter of 2001.

Results of the Full Year
         Revenues for 2002 were $14,591,000 compared to $18,676,000 for 2001.
The Company's gross margin for the period rose to 65%, from a reported gross margin of 53% for the year ended December 31, 2001.

         Net loss for 2002 was $(4,716,000), or $(0.45) per ordinary share. Reported net loss for the full year 2001 was $(11,448,000), or $(1.09) per ordinary share.

                                     (more)

RADCOM REPORTS/2

Comments of Management
         Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "2002 was an important transitional year as we repositioned the Company to address dramatically changed markets. Our focus on the Quality Assurance (QA) laboratories of key equipment manufacturers delivered a three-fold increase in sales of our cutting-edge Performer products as compared to 2001, and fueled sequential quarterly revenue growth beginning in the second quarter. In parallel, our cost-cutting program significantly reduced operating expenses by 32%, contributing to a 59% reduction in net loss for the year.

         "Intensive product development throughout the year has positioned us to take advantage of emerging opportunities. We are ready to launch our next-generation Performer product series, which we believe is one of the industry's strongest high-end analyzers for cellular-over-data and Voice Over Packet networks. Answering the demands of top-tier vendors and service providers, this new product line will strengthen our offerings to these markets, which we believe should result in a higher level of repeat sales."

         A teleconference to discuss the quarter will be held on Tuesday, January 28, 2003, at 9:00 a.m. ET. A live broadcast is available through the Company's website, http://www.radcom.com/

                                       ###

RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in a line of high-quality, integrated, multitechnology WAN/LAN test solutions as well as unique performance measurement solutions for VoIP and cellular converged networks. RADCOM's analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countries worldwide and 10 manufacturer's representatives across North America. RADCOM's customers include Cisco, Lucent, Ericsson, Nokia, Motorola, AT&T, MCI Worldcom, Sprint, British Telecom, Deutsche Telecom and Telstra.

Certain statements made herein that use the words "estimate," "project," "intend," "expect, "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

To receive RADCOM's press releases online, or to download a complete Digital Investor Kit(TM) including past press releases, regulatory filings and corporate materials, please click on the "Digital Investor Kit(TM)" icon at www.kcsa.com.


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

RADCOM REPORTS/3
                                   RADCOM Ltd.
                      Consolidated Statements of Operations
              (1,000's of U.S. dollars, except for per share data)
                                           Three months ended Dec. 31,                Twelve months ended Dec. 31,
                                        ----------------------------------       -----------------------------------
                                               2002               2001                   2002                2001
                                        ---------------     --------------       ------------------    -------------
                                            unaudited          unaudited               audited            audited
                                        ---------------     --------------       ------------------    -------------
Sales                                         $  3,587           $  5,221               $   14,591         $ 18,676
Cost of sales                                    1,303              1,995                    5,047            8,811
                                        ---------------     --------------       ------------------    -------------
Gross profit                                     2,284              3,226                    9,544            9,865
                                        ---------------     --------------       ------------------    -------------
Research and development, gross                  1,593              2,016                    6,481            9,380

Less - royalty-bearing participation               725                520                    2,328            1,976
                                        ---------------     --------------       ------------------    -------------
Research and development, net                      868              1,496                    4,153            7,404

Sales and marketing                              1,837              2,583                    8,306           11,513

General and administrative                         703                494                    2,018            2,437
                                        ---------------     --------------       ------------------    -------------
Total operating expenses                         3,408              4,573                   14,477           21,354
                                        ---------------     --------------       ------------------    -------------

Operating loss                                 (1,124)            (1,347)                  (4,933)         (11,489)

Financing income, net                              39                 68                      217               41
                                        ---------------     --------------       ------------------    -------------

Net loss                                       (1,085)            (1,279)                  (4,716)         (11,448)
                                        ===============     ==============       ==================    =============

Basic loss per ordinary share                $  (0.10)          $ (0.12)                 $  (0.45)         $ (1.09)
                                        ===============     ==============       ==================    =============
 Weighted average number of
   ordinary shares (basic)                  10,492,050         10,492,050               10,492,050       10,511,789

                          (Additional table to follow)



  RADCOM REPORTS/4
                                                    RADCOM Ltd.
                                            Consolidated Balance Sheets
                                              (1000's of U.S. dollars)
                                                             As of                            As of
                                                            December 31, 2002              December 31, 2001
                                                    -------------------------------  ------------------------------
                                                                 audited                          audited
                                                    -------------------------------  ------------------------------
    Current Assets

       Cash and cash equivalents                                             7,207                           3,860
       Short-term bank deposits                                              3,006                           6,655
       Marketable securities                                                     -                           1,825
       Trade receivables, net                                                2,983                           3,596
       Inventories                                                           2,182                           2,652
       Other current assets                                                    601                           1,489
                                                    -------------------------------  ------------------------------
  Total Current Assets                                                      15,979                          20,077
                                                    -------------------------------  ------------------------------
  Assets held for severance benefits                                         1,187                            *986
                                                   -------------------------------  ------------------------------
  Property and Equipment. Net                                                2,263                           3,243
                                                    -------------------------------  ------------------------------
  Total Assets                                                              19,429                          24,306
                                                    ===============================  ==============================
  Liabilities and Shareholders' Equity
  Current Liabilities
       Trade payables                                                        1,276                           1,263
       Other payables and accrued expenses                                   3,996                           4,370
                                                    -------------------------------  ------------------------------
  Total Current Liabilities                                                  5,272                           5,633
                                                    -------------------------------  ------------------------------
  Liability for Employees Severance Pay Benefits                             1,813                          *1,747
                                                    -------------------------------  ------------------------------
  Total Liabilities                                                          7,085                          7, 380
                                                    -------------------------------  ------------------------------
  Shareholders' Equity
       Share capital                                                            57                              57
       Additional paid-in capital                                           38,146                          38,012
       Accumulated deficit                                                 (25,859)                        (21,143)
                                                    -------------------------------  ------------------------------
  Total Shareholders' Equity                                                12,344                          16,926
                                                    -------------------------------  ------------------------------

  Total Liabilities and Shareholders' Equity                                19,429                          24,306
                                                    ===============================  ==============================
*   Reclassified.
